As Filed with the Securities and Exchange
                         Commission on October 16, 1995

                     1933 Act Registration No. 33-_________

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-14

                        REGISTRATION STATEMENT UNDER THE
                             SECURITIES ACT OF 1933

                      [ ] Pre-Effective [ ] Post-Effective
                           Amendment No. Amendment No.

                           ACACIA CAPITAL CORPORATION
                       CRI Capital Accumulation Portfolio
               (Exact Name of Registrant as Specified in Charter)

                 Area Code and Telephone Number: (301) 951-4800

                             4550 MONTGOMERY AVENUE
                                   SUITE 1000N
                            BETHESDA, MARYLAND 20814
                   -------------------------------------------
                    (Address of Principal Executive Offices)

                           William M. Tartikoff, Esq.
                             4550 MONTGOMERY AVENUE
                                   SUITE 1000N
                            BETHESDA, MARYLAND 20814
                     (Name and Address of Agent for Service)

Approximate date of proposed public offering: As soon as possible after the effective date of this Registration Statement.

The Registrant has registered an indefinite amount of securities under the Securities Act of 1933, as amended (the "1933 Act") pursuant to Section 24(f) under the Investment Company Act of 1940, as amended (the "1940 Act") (File No. 2-80154); accordingly, no fee is payable herewith. Registrant is filing as an exhibit to this Registration Statement a copy of an earlier declaration under Rule 24f-2 under the 1940 Act. Pursuant to Rule 429 under the 1933 Act, this Registration Statement relates to the aforementioned registration on Form N-1A. A Rule 24f-2 Notice for the Registrant's most recent fiscal year ended December 31, 1994 was filed with the Commission on February 28, 1995.

It is proposed that this filing will become effective on December 8, 1995 pursuant to Rule 488 of the Securities Act of 1933.

            ACACIA CAPITAL CORPORATION


               CROSS REFERENCE SHEET

 Pursuant to Rule 481(a) under the Securities Act of 1933

                                 Location in Prospectus/Proxy
Item of Part A of Form N-14              Statement


1.  Beginning of Registration   Cross Reference Sheet;
    Statement and Outside Front Cover Page
    Cover Page of Prospectus

2.  Beginning and Outside Back   Table of Contents
    Cover Page of Prospectus

3.  Fee Table, Synopsis and      Cover Page; Summary;
    Risk Factors                 Risks

4.  Information About the        Summary; Reasons for the
    Transaction                  Reorganization;
                                 Description of the Merger;
                                 Information about the
                                 Reorganization; Distribution
                                 of Shares; Federal Income
                                 Tax Consequences;
                                 Comparative Information
                                 on Shareholders' Rights




5.  Information about             Comparison of Cover
     the Registrant               Page; Summary;
                                  Investment Objectives
                                  and Policies Financial
                                  Highlights; Distribution
                                  of Shares; Federal Income
                                  Tax Consequences;
                                  Comparative Information
                                  on Shareholders' Rights;
                                  Additional Information

6.  Information about             Cover Page; Summary;
    the Portfolio                 Comparison of
    Being Acquired                Investment Objective
                                  and Policies;
                                  Distribution of Shares;
                                  Federal Income Tax
                                  Consequences; Comparative
                                  Information on Shareholders'
                                  Rights; Additional
                                  Information

7.  Voting Information             Cover Page; Summary;
                                   Information about the
                                   Reorganization; Voting
                                   Information Concerning
                                   the Meeting

8.  Interest of Certain            Financial Statements
    Persons and Experts             and Experts; Legal
                                   Matters

9.  Additional Information         Inapplicable
    Required for Reoffering
    by Persons Deemed
    to be Underwriters

Item of Part B of Form N-14         Location in Statement
                                    of Additional Information

10.  Cover Page                      Cover Page

11.  Table of Contents               Omitted

12.  Additional Information          Statement of Additional
     About the Registrant            Information
                                     of Acacia Capital
                                     Corporation

13.  Additional Information          Statement of
     about the Company               Additional
     Being Acquired                  Information of
                                     Acacia Capital
                                     Corporation

14.  Financial Statements            Incorporated by
                                     reference; Pro Forma
                                     Financial Statements

Item of Part C of Form N-14          Location in Part C

15.  Indemnification                 Incorporated by
                                     Reference to Part A
                                     Caption -
                                     "Comparative
                                     Information on
                                     Shareholders'
                                     Rights -
                                     Indemnification
                                     of Directors"

16.  Exhibits                        Item 16. Exhibits

17.  Undertakings                    Item 17.Undertakings

                           ACACIA CAPITAL CORPORATION
                         --CALVERT RESPONSIBLY INVESTED
                                EQUITY PORTFOLIO
                             4550 MONTGOMERY AVENUE
                                   SUITE 1000N
                            BETHESDA, MARYLAND 20814

                                                        December ____, 1995

To Persons Invested in the Calvert
  Responsibly Invested Equity Portfolio:

The Prospectus/Proxy Statement accompanying this letter contains information concerning a proposed amendment to the Acacia Capital Corporation (the
"Company") Articles of Incorporation that would, in effect, merge the Calvert Responsibly Invested ("CRI") Equity Portfolio into the Company's CRI Capital Accumulation Portfolio (the "Capital Accumulation Portfolio"). The Equity Portfolio has grown little since its inception and as of August 31, 1995 had only approximately $2.8 million in assets. It is difficult to manage such a small fund on a competitive and cost-effective basis. The Company's Directors have determined it to be in the best interests of persons invested in the Equity Portfolio to approve an amendment to the Company's Articles of Incorporation to, in effect, combine the Equity Portfolio into the Company's existing Capital Accumulation Portfolio by a reclassification of Equity Portfolio shares. The Directors of the Company believe that persons invested in the Equity Portfolio will receive the benefits of economies of scale and a better "track" record of performance and possible increased distribution possibilities.

The proposal contained in the accompanying Prospectus/Proxy Statement provides for a combination of the Equity Portfolio with the Capital Accumulation Portfolio. Your Portfolio and the Capital Accumulation Portfolio have relatively similar investment objectives and policies. Under the proposed Agreement and Plan of Reclassification (the "Plan"), the Company would amend its Articles of Incorporation to reclassify the issued and unissued shares of the class of the Company's common stock currently designated as CRI Equity Portfolio into the class of the Company's common stock currently designated as CRI Capital Accumulation Portfolio. In effect, shareholders of the Equity Portfolio would exchange their shares for Capital Accumulation Portfolio and the Equity Portfolio would be eliminated (the "Proposed Merger"). As of August 31, 1995, the Equity Portfolio had net assets of approximately $2.8 million and the Capital Accumulation Portfolio had approximately $7.6 million of net assets. If the Proposed Merger had taken place as of August 31, 1995, the Capital Accumulation Portfolio's net assets would have been approximately $10.4 million. I believe that the combination will achieve the goal of efficient investment management.


The proposed transaction will not result in any federal income tax liability for you or for the Equity Portfolio and will not change the benefits described in your annuity contract such as variable annuity options, rights of termination or death benefits prior to the commencement date.

The Directors of the Company have called a special meeting of shareholders of the Equity Portfolio to be held on December __, 1995 to consider the proposed transaction. I STRONGLY INVITE YOUR PARTICIPATION BY ASKING YOU TO REVIEW, COMPLETE AND RETURN THE ENCLOSED VOTING INSTRUCTION FORM AS SOON AS POSSIBLE.

Detailed information about the proposed transaction is described in the enclosed Prospectus/Proxy Statement. I thank you for your participation as an investor in the Equity Portfolio and urge you to please exercise your right to vote by completing, dating and signing the enclosed voting instruction form. A self-addressed, postage-paid envelope has been enclosed for your convenience.

A copy of the Company's CRI Prospectus with information on both the Equity Portfolio and the Capital Accumulation Portfolio accompanies the Prospectus/Proxy Statement. I urge you to read the Prospectus and retain it for future reference.

If you have any questions regarding the proposed transaction or if you would like additional information, please telephone 1-800-368-2748.

IT IS VERY IMPORTANT THAT YOUR VOTING INSTRUCTIONS BE RECEIVED AS SOON AS POSSIBLE.
                                        Sincerely,





                                       Clifton S. Sorrell, President
                                       ACACIA CAPITAL CORPORATION

                    [PRELIMINARY PROSPECTUS/PROXY STATEMENT
                    SUBJECT TO COMPLETION, NOVEMBER ___, 1995]

                           ACACIA CAPITAL CORPORATION
                         --CALVERT RESPONSIBLY INVESTED
                                EQUITY PORTFOLIO
                             4550 MONTGOMERY AVENUE
                                   SUITE 1000N
                            BETHESDA, MARYLAND 20814
                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                        TO BE HELD ON DECEMBER ___, 1995

     Notice is hereby given that a Special Meeting (the "Meeting") of Shareholders of the Calvert Responsibly Invested ("CRI") Equity Portfolio (the "Equity Portfolio") of Acacia Capital Corporation (the "Company") will be held at the offices of the Company, 4550 Montgomery Avenue, Suite 1000N, Bethesda, Maryland 20814 on December ___, 1995 at 10:00 a.m., Eastern Time, for the following purposes: 1. To consider and act upon an amendment to the Company's Articles of
Incorporation to, in effect, combine the Equity Portfolio into the company's existing CRI Capital Accumulation Fund (the "Capital Accumulation Fund") by a reclassification of Equity Portfolio shares. A vote in favor of the proposed amendment is a vote in favor of the elimination of the Equity Portfolio; and

     2. To transact any other business which may properly come before the Meeting or any adjournments thereof.

The Directors of the Company have fixed the close of business on ______________, 1995 as the record date for the determination of shareholders of the Equity Portfolio entitled to notice of and to vote at the Meeting and any adjournment thereof.

IT IS IMPORTANT THAT VOTING INSTRUCTIONS BE RETURNED PROMPTLY. SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND THE MEETING IN PERSON ARE URGED WITHOUT DELAY TO SIGN AND RETURN THE ENCLOSED VOTING INSTRUCTION FORM IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE, SO THAT THEIR SHARES MAY BE REPRESENTED AND VOTED AT THE MEETING. YOUR PROMPT ATTENTION TO THE ENCLOSED VOTING INSTRUCTION FORM WILL HELP TO AVOID THE EXPENSE OF FURTHER SOLICITATION.

By Order of the Board of Directors


William M. Tartikoff, Esq.
Secretary

November ___, 1995


INSTRUCTIONS FOR EXECUTING VOTING INSTRUCTION FORMS


     The following general rules for signing voting instruction forms may be of assistance to you and may help to avoid the time and expense involved in validating your vote if you fail to sign your voting instruction form properly.

     1. INDIVIDUAL ACCOUNTS: Sign your name exactly as it appears in the registration on the voting instruction form.

     2. JOINT ACCOUNTS: Either party may sign, but the name of the party signing should conform exactly to a name shown in the registration on the voting instruction form.

3. ALL OTHER ACCOUNTS: The capacity of the individual signing the voting instruction form should be indicated unless it is reflected in the form of registration. For example:

REGISTRATION                VALID SIGNATURE

CORPORATE
ACCOUNTS
(1) ABC Corp.                ABC Corp.
(2) ABC Corp.                John Doe, Treasurer
(3) ABC Corp.
c/o John Doe, Treasurer      John Doe, Treasurer
(4) ABC Corp. Profit
  Sharing Plan               John Doe, Trustee
TRUST ACCOUNTS
(1) ABC Trust                Jane B. Doe, Trustee
(2) Jane B. Doe, Trustee     Jane B. Doe
u/t/d 12/28/78
CUSTODIAL OR ESTATE ACCOUNTS
(1) John B. Smith, Cust.     John B. Smith
f/b/o John B. Smith, Jr. UGMA
(2) John B. Smith, Jr.       John B. Smith, Jr., Executor

               PROSPECTUS/PROXY STATEMENT DATED NOVEMBER ___, 1995

                        THE CALVERT RESPONSIBLY INVESTED
                           EQUITY PORTFOLIO OF ACACIA
                               CAPITAL CORPORATION
                             4550 MONTGOMERY AVENUE
                                   SUITE 1000N
                            BETHESDA, MARYLAND 20814

     This Prospectus/Proxy Statement is being furnished to shareholders of the Calvert Responsibly Invested ("CRI") Equity Portfolio (the "Equity Portfolio") of Acacia Capital Corporation (the "Company"), in connection with a proposed amendment to the Company's Articles of Incorporation that would, in effect, combine the Equity Portfolio into the Company's existing CRI Capital Accumulation Portfolio (the "Capital Accumulation Portfolio") (the "Proposed Merger"). The Proposed Merger would be accomplished by a reclassification of shares and tax-free transfer of all assets and liabilities of the Equity Portfolio in exchange for shares of the Capital Accumulation Portfolio. As a result of the Proposed Merger, shareholders of the Equity Portfolio would exchange their shares and become shareholders of the Capital Accumulation Portfolio and the Equity Portfolio would be eliminated. Each Portfolio will pay its respective expenses attributable to the Proposed Merger.

     The Company is an open-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"). The Company currently consists of 7 portfolios, each with a different investment objective. The Capital Accumulation Portfolio seeks to provide long-term capital appreciation by investing primarily in a non-diversified portfolio of the equity securities of small-to mid-sized companies that are undervalued but demonstrate a potential for growth. The Portfolio relies on its proprietary research to identify stocks that may have been overlooked by analysts, investors and the media, and which generally have a market value between $100 million and $5 billion, but which may be larger or smaller as deemed appropriate.

     This Prospectus/Proxy Statement, which should be retained for future reference, sets forth concisely the information about the Capital Accumulation Portfolio that shareholders of the Equity Portfolio should know before voting on the Proposed Merger. Certain relevant documents listed below, which have been filed with the Securities and Exchange Commission (the "SEC"), are incorporated in whole or in part by reference. A Statement of Additional Information dated May 1, 1995, relating to this Prospectus/Proxy Statement and the Proposed Merger, incorporating by reference the financial statements of the Capital Accumulation Portfolio and the Equity Portfolio (each a "Portfolio" and together, the "Portfolios"), dated December 31, 1994 has been filed with the SEC and is incorporated by reference in its entirety into this Prospectus/Proxy Statement. A copy of such Statement of Additional Information is available upon request and without charge by writing to the Company at 4550 Montgomery Avenue, Suite 1000N, Bethesda, Maryland 20814 or by calling toll-free 1-800-368-2748.

     The Prospectus of the CRI portfolios of the Company, including the Portfolios, dated May 1, 1995, the Company's Annual Report for such CRI portfolios for the fiscal year ended December 31, 1994 and the Company's CRI Capital Accumulation Portfolio's unaudited balance sheet dated June 30, 1995 and unaudited income statement for the six months ended June 30, 1995 are incorporated herein by reference in their entirety, insofar as they relate to the Capital Accumulation Portfolio and the Equity Portfolio only, and not to any other portfolios described therein. Shareholders of the Equity Portfolio will receive with this Prospectus/Proxy Statement, copies of the Prospectus dated May 1, 1995 pertaining to the shares of the Capital Accumulation Portfolio that they will receive as a result of the consummation of the Proposed Merger.

     Included as Exhibit A to this Prospectus/Proxy Statement is a copy of the Plan of Reclassification (the "Plan") and included as Exhibit B to this Prospectus/Proxy Statement is the form of amendment to the Company's Articles of Incorporation to be filed with the State of Maryland if shareholders of the Equity Portfolio approve the Plan.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS/PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE SHARES OFFERED BY THIS PROSPECTUS/PROXY STATEMENT ARE NOT DEPOSITS OR OBLIGATIONS OF OR ENDORSED OR GUARANTEED BY ANY BANK, AND ARE NOT INSURED OR OTHERWISE PROTECTED BY THE FEDERAL DEPOSIT INSURANCE
CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY. INVESTMENT IN THESE SHARES INVOLVES INVESTMENT RISKS. WHEN INVESTORS SELL SHARES OF THE FUND, THE VALUE MAY BE HIGHER OR LOWER THAN THE AMOUNT ORIGINALLY PAID.

                TABLE OF CONTENTS


VOTING INFORMATION..............................

SUMMARY.........................................
      THE COMPANY.............................
      PROPOSED MERGER
      TAX CONSEQUENCES..........................
      INVESTMENT OBJECTIVES AND POLICIES OF THE
           CAPITAL ACCUMULATION PORTFOLIO AND
           THE EQUITY PORTFOLIO...............
      MANAGEMENT OF THE FUNDS.................
      INVESTMENT ADVISERS, SUB-ADVISERS AND ADMINISTRATOR
      PORTFOLIO MANAGEMENT........
      DISTRIBUTION OF SHARES......
      PURCHASE AND REDEMPTION PROCEDURES.........
      DIVIDENDS AND DISTRIBUTIONS............

FINANCIAL HIGHLIGHTS.........................

PRINCIPAL RISKS......................

INFORMATION ABOUT THE PROPOSED MERGER.........
      DESCRIPTION OF THE MERGER...............
      REASONS FOR THE PROPOSED MERGER.........
          PRO-FORMA CAPITALIZATION...............

COMPARISON OF INVESTMENT OBJECTIVES AND POLICIES......................

COMPARATIVE INFORMATION ON SHAREHOLDERS' RIGHTS.......
      FORM OF ORGANIZATION.......................
      CAPITALIZATION.......................
      SHAREHOLDER MEETINGS AND VOTING RIGHTS.....
      LIQUIDATION OR DISSOLUTION............
          RIGHTS OF INSPECTION..................

ADDITIONAL INFORMATION......................

FINANCIAL STATEMENTS AND EXPERTS.............

LEGAL MATTERS................................

OTHER BUSINESS................................

                               VOTING INFORMATION

     This Prospectus/Proxy Statement solicits the accompanying voting instructions ("Proxy") on behalf of the Board of Directors of the Company for use at the Special Meeting of Shareholders of the Equity Portfolio to be held ___________, December ___, 1995 at 10:00 a.m., Eastern Time, and any adjournments thereof (the "Meeting"). The Equity Portfolio will bear all expenses in connection with the solicitation of Proxies. Employees of CAM, will solicit Proxies. The solicitation will be by mail and may also be by telephone, telegram or personal interview.

Outstanding Shares and Voting Requirements

     The Board of Directors of the Company has fixed the close of business on _______________ ___, 1995 as the record date (the "Record Date") for determination of shareholders entitled to notice of and to vote at the Meeting and any adjournments thereof. All outstanding shares of the Equity Portfolio are owned of record by National Home Life Insurance Company ("National Home") Separate Account ______________________, which is registered with the Securities and Exchange Commission (the "SEC"), (the "Separate Account") to fund variable annuity contracts (the "contracts") issued by National Home.

     Approval of the Proposed Merger requires the affirmative vote of the holders of ata majority (as definded in the 1940 Act) of the initerest in the Equity Portfolio shares entitled to vote.

     National Home holds through its Separate Account ___, all of the Equity Portfolio shares entitled to vote. National Home will attend the Meeting and vote the Equity Portfolio shares held by its [registered] Separate Account in accordance with instructions received from contract owners having values allocated to the Equity Portfolio, as provided in the contracts. National Home will vote Equity Portfolio shares for which no instructions are received in the same proportion as to which instructions are received with respect to Separate Account ___.

     Each contract participant (other than participants under contracts issued in connection with non-qualified and unfunded deferred compensation plans or contracts issued in connection with a deferred compensation plan) has the right to give instructions as to how shares of the Equity Portfolio attributable to the participant's account should be voted, notwithstanding that the contract owner may be the participant's employer. Contract owners will instruct the Separate Accounts in accordance with such instructions. Fractional shares also will be voted in accordance with instructions received. A contract owner or participant who has given voting instructions may revoke such voting instructions only through the Separate Account prior to the Meeting date. There are no appraisal rights.

     The number of Equity Portfolio shares deemed attributable to a participant's account prior to the annuity date and during the lifetime of the annuitant will be determined on the basis of the value of accumulation units credited to the participant's account as of the Record Date. On or after the annuity date or after the death of the participant, the number of Equity Portfolio shares deemed attributable to the participant's account will be based on the liability for future variable annuity payments to the payee under the contract as of the Record Date. Such liability for future payments will be calculated on the basis of the mortality assumptions and the assumed investment rate used in determining the number of annuity units credited to the participant's account and the applicable annuity unit value on the Record Date.

     As of the Record Date, there were outstanding ____________ shares of common stock of the Equity Portfolio. Each share is entitled to one vote. To the Company's knowledge no person owns annuity contracts or interests therein entitling that person to give voting instructions regarding as much as five percent of the total outstanding shares of the Equity Portfolio. As of the Record Date, National Home Separate Account ___, owned ___ shares (or 100%) of the Equity Portfolio's total outstanding shares.

     Directors and officers of the Company as a group own annuity contracts or interests therein entitling them to give voting instructions regarding less than one percent of the total outstanding shares of the Equity Portfolio.

     The cost of this proxy solicitation, including the printing and mailing of the proxy materials, will be borne by the Equity
Portfolio. This Prospectus/Proxy Statement was first mailed to contract owners on or about [December __], 1995.







                                  SUMMARY

     THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE ADDITIONAL INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS/PROXY STATEMENT, AND, TO THE EXTENT NOT INCONSISTENT WITH SUCH ADDITIONAL INFORMATION, THE CRI PROSPECTUS OF THE COMPANY AND THE PORTFOLIOS DATED MAY 1, 1995 (WHICH IS INCORPORATED HEREIN BY REFERENCE) AND THE PLAN, A FORM OF WHICH IS ATTACHED TO THIS PROSPECTUS/PROXY STATEMENT AS EXHIBIT A.

THE COMPANY

     The Equity Portfolio and the Capital Accumulation Portfolio are each a series of the Company, an open-end management investment company organized as a Maryland corporation on December 22, 1982. The Company currently consists of seven separate investment portfolios, each of which is, in effect, a separate mutual fund issuing its own separate class of common stock. By investing in a portfolio, an investor becomes entitled to a pro-rata share of all dividends and distributions arising from the net income and capital gains on the investments of that portfolio. Each portfolio is governed by the Company's Articles of Incorporation, its Bylaws and applicable Maryland law.

THE PROPOSED MERGER

     The Board of Directors of the Company has approved a Plan of Reclassification (the "Plan") providing for the Company to amend its Articles of Incorporation, subject to the approval of the shareholders of the Equity Portfolio, to reclassify the issued and unissued shares of the class of the Company's common stock currently designated as CRI Equity Portfolio into the class of the Company's common stock currently designated as CRI Capital Accumulation Portfolio. In effect, shareholders of the Equity Portfolio would exchange their shares for shares of the Capital Accumulation Portfolio and the Equity Portfolio would be eliminated.

     The Plan contemplates a Proposed Merger in which shares of the Equity Portfolio will be reclassified and the Equity Portfolio will transfer all of its assets and liabilities to the Capital Accumulation Portfolio in exchange for shares of the Capital Accumulation Portfolio. The number of shares of the Capital Accumulation Portfolio to be issued to the Equity Portfolio will be determined on the basis of the relative net asset values of the Equity Portfolio and the Capital Accumulation Portfolio calculated as of the close of business on the business day immediately preceding the effective date of the Proposed Merger, currently scheduled for January 15, 1996. The Equity Portfolio will then distribute the Capital Accumulation Portfolio shares it receives to Equity Portfolio shareholders in exchange for their Equity Portfolio shares, on a pro-rata basis.

     The Directors of the Company, including the Directors who are not "interested persons," as such term is defined in the 1940 Act (the "Independent Directors"), have concluded that the Proposed Merger would be in the best interests of shareholders of the Equity Portfolio and that the interests of the shareholders of the Equity Portfolio and the Capital Accumulation Portfolio will not be economically diluted as a result of the transactions contemplated by the Reorganization. Accordingly, the Directors have submitted the Plan for the approval of the Equity Portfolio's shareholders. THE DIRECTORS OF THE COMPANY RECOMMEND APPROVAL BY SHAREHOLDERS OF THE EQUITY PORTFOLIO OF THE PLAN EFFECTING THE PROPOSED MERGER.

     If the shareholders of the Equity Portfolio do not vote to approve the Proposed Merger, the Directors of the Company will consider other possible courses of action in the best interests of shareholders.

TAX CONSEQUENCES

     The completion of the Proposed Merger is contingent upon the receipt by the Company of an opinion of outside tax counsel to the effect that the Proposed Merger will qualify as a tax-free reorganization under Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"). As such, the Proposed Merger will not result in the recognition, for federal income tax purposes, of any gain or loss to the Equity Portfolio or its shareholders, the aggregate tax basis of the shares of the Capital Accumulation Portfolio received by shareholders of the Equity Portfolio will be the same as the tax basis of those shareholders' Equity Portfolio shares and the aggregate tax basis of the assets of the Equity Portfolio in the hands of the Capital Accumulation Portfolio will be the same as the tax basis of such assets in the hands of the Equity Portfolio prior to the Proposed Merger. In addition, completion of the Proposed Merger is contingent upon the receipt by the Company of an opinion of outside tax counsel to the effect that the Proposed Merger will not result in the recognition of any gain or loss to contract owners.

INVESTMENT OBJECTIVES AND POLICIES OF THE CAPITAL ACCUMULATION
PORTFOLIO AND THE EQUITY PORTFOLIO

     The Capital Accumulation Portfolio. The Capital Accumulation Portfolio seeks to provide long-term capital appreciation by investing primarily in a nondiversified portfolio of the equity securities of small- to mid-sized companies that are undervalued but demonstrate a potential for growth. The Portfolio relies on its proprietary research to identify stocks that may have been overlooked by analysts, investors, and the media, and which generally have a market value between $100 million and $5 billion, but which may be larger or smaller as deemed appropriate. Investments may also include, but are not limited to, preferred stocks, foreign securities, convertible securities, bonds, notes and other debt securities. The Portfolio may use certain futures and options, invest in repurchase agreements, and lend its portfolio securities. The Portfolio takes reasonable risks in seeking to achieve its investment objective. There is, of course, no assurance that the Portfolio will be successful in meeting its objective since there is risk involved in the ownership of all equity securities. The Portfolio's investment objective is not fundamental and may be changed without shareholder approval. The Portfolio will notify shareholders at least thirty days in advance of a change in the investment objective of the Portfolio so that shareholders may determine whether the Portfolio's goals continue to meet their own.

     The Equity Portfolio. The Equity Portfolio seeks growth of capital through investment in the equity securities of issuers within industries perceived to offer opportunities for potential capital appreciation and which satisfy the Portfolio's investment and social criteria. The Portfolio is neither speculative nor conservative in its investment policies and takes reasonable risks in seeking to achieve its investment objective of growth of capital. The Portfolio normally invests at least 80% of the value of its net assets in equity securities. Such securities include common stocks, convertible securities and preferred stocks. The Portfolio does not currently hold or intend to invest more than 5% of its assets in non-investment grade debt securities. For liquidity purposes or pending the investment of the proceeds of the sale of its shares, the Equity Portfolio may invest up to 20% of the value of its assets in money market instruments, including: obligations of the U.S. Government, its agencies and instrumentalities; certificates of deposit of banks having total assets of at least $1 billion; and commercial paper or other corporate notes of investment grade quality. Such securities may be purchased subject to repurchase agreements with recognized securities dealers and banks. If the Equity Portfolio assumed a temporary defensive posture, there is no limitation on the percentage of its assets which may be invested in money market instruments. The Portfolio may invest in foreign securities, including emerging markets, to a limited extent. See "Comparison of Investment Objectives and Policies" below.

MANAGEMENT OF THE FUNDS

     The overall management of the Company and the Portfolios is the responsibility of, and is supervised by, the Board of Directors of the Company.

INVESTMENT ADVISERS, SUB-ADVISERS AND ADMINISTRATOR

     Calvert Asset Management Company, Inc. ("CAM"), 4550 Montgomery Avenue, Suite 1000N, Bethesda, Maryland 20814, is the investment adviser to both Portfolios. CAM is a wholly-owned subsidiary of Calvert Group, Ltd., of the same address, which is in turn an indirect wholly-owned subsidiary of Acacia Mutual Life Insurance Company, 51 Louisiana Avenue, N.W., Washington, D.C. 20001. As of August 31, 1995, CAM had assets under management and administration in excess of $4.8 billion. Pursuant to its investment advisory agreement with the Company, CAM manages the investment and reinvestment of the assets of each Portfolio and is responsible for the overall management of the business affairs of each Portfolio, subject to the direction and authority of the Company's Board of Directors. CAM also serves as investment adviser to seven other registered investment companies in the Calvert Group of Funds: First Variable Rate Fund for Government Income, Calvert Cash Reserves (doing business as Money Management
Plus), Calvert Social Investment Fund, Calvert Tax-Free Reserves, The Calvert Fund, Calvert Municipal Fund, Inc., and Calvert World Values Fund, Inc. CAM has retained certain investment subadvisers ("Subadvisers") for the Portfolios.

The Capital Accumulation Portfolio

     The Capital Accumulation Portfolio has a pool of seven investment subadvisers ready to manage the Portfolio's assets. The Subadvisers are listed below, the asterisks indicating those comprising the initial portfolio management team:



Subadviser Investment Style    Ownership


*Apodaca-
Johnston    Small-Cap Growt    Hispanic
American
*Brown
Capital     Mid-/Large-Cap     African
American    Growth
*Fortaleza
Asset
Management  Small-Cap Growth         Hispanic/Women
Lee Asset
Management  Small-/Mid-Cap
            Growth             Women
New
Amsterdam   Mid-Cap Value
            Growth             Women
Seneca,Inc. Large-Cap Value    Women
Sturdivant  Large-Cap Value    African
Americans




CAM selects which Subadvisers will manage the Capital Accumulation Portfolio's assets at any given time and the allocation of assets among the managers. CAM retains a consultant, Progress Investment Management Company ("Progress"), to aid it in making these determinations. Progress is a California state-certified minority business enterprise, registered as an investment adviser with the SEC, that evaluates and monitors emerging minority/women-owned investment management firms. Each firm has selected a performance index against which it will be measured with respect to payment of a performance fee, as explained below.

Apodaca-Johnston Capital Management, Inc. Apodaca-Johnston Capital Management, Inc., 580 California Street, Suite 200, San Francisco, California 94104, is a small-cap growth manager that seeks to discover compelling investment ideas by focusing on those entrepreneurial companies that identify and capitalize on positive trends. It looks for companies that are experiencing a powerful acceleration in earnings, exhibit a strong, high quality balance sheet or decidedly improving financial statements and demonstrate strong price strength. Its performance index is the Russell 2000.

     Mr. Johnston is President and Chief Investment Officer of
Apodaca-Johnston. In 1985 Mr. Johnston founded Sterling Financial Group, an independent SEC-registered investment advisory firm, which was merged into Apodaca-Johnston Capital Management.

     Mr. Apodaca is Vice President of Apodaca-Johnston. He earned a B.A. from the University of New Mexico in 1983, and has had active business experience since that time.

Brown Capital Management, Inc.  Brown Capital Management, Inc.,
809 Cathedral Street, Baltimore, Maryland 21201, uses a bottom-up approach that incorporates growth-adjusted price earnings. Stocks purchased are generally undervalued and have momentum, have EPS growth rates greater than the market, are more profitable than the market, and have relatively low price-earnings ratios. Its performance index is a blend: 60% Russell 1000 Growth and 40% Russell 2000.

     Mr. Brown is founder and President of Brown Capital Management. He has over 22 years of investment experience, having served as Vice President and Portfolio Manager for 10 years at T. Rowe Price
Associates immediately prior to starting his own firm.

     Mr. Oppenheim has had 24 years' investment experience for institutions, including the State of Maryland, T. Rowe Price
Associates, Inc., the National Rural Electric Pension and Brown
Capital Management.

     Mr. Hall has over 30 years' investment experience including 18 years with T. Rowe Price Associates, Inc., seven years with Emerging Growth Partners, Inc., and four years with The Investment Center, prior to joining Brown Capital Management.

Fortaleza Asset Management, Inc. Fortaleza Asset Management, Inc., 200 West Adams, Suite 1900, Chicago, Illinois 60606, is a small-cap growth manager that bases its investment principles on: (1) a proprietary stock valuation system that incorporates technical and market sentiment indicators to determine optimal buy points; (2) an emphasis on the preservation of capital through the implementation of a strict selling discipline to lock in capital gains and reduce losses; and (3) a discipline that does not force equity commitment in overvalued markets. The investment approach is based on a bottom-up stock selection process. Its performance index is the Russell 2000.

     Ms. Perez is the founder, President and Portfolio Manager of Fortaleza, and has over 13 years of investment experience. Prior to forming Fortaleza, Ms. Perez was Vice president and Portfolio Manager for Monetta Financial Services, Inc., where she was directly involved in the management of equity accounts totalling in excess of $100 million.

     Mr. Bowes brings over 25 years of investment management and research experience to Fortaleza.

Lee Asset Management Company Lee Asset Management Company is a small-cap growth investment management company in [ADDRESS] Federal Way, Washington [ZIP]. The company adheres to an active investment style called "Growth at a Price." The philosophy is fundamentally oriented and combines price target disciplines and market trends. Lee Asset Management searches for companies with solid and/or improving earnings prospects. Also, when appropriate, they are opportunistic with stocks in which they have had a successful investment history and will buy for short term appreciation potential. The company's investment process is "bottom-up".

     Laura E. Lee, President and CIO, has seventeen years in investment-related activities. Her experience includes portfolio management and equity analysis. Prior to founding Lee Asset
Management in 1989, Ms. Lee was a Vice President and Portfolio Manager & Security Analyst at Laird Norton Trust Company. Previously, she was a Trust Investment Officer at the Puget Sount National Bank.

     Teresa D.E. Rocks-Olson is Vice President & Portfolio Manager, with ten years' experience in the investment field. Her experience includes portfolio management of both balanced and equity portfolios, as well as consulting for clients with outside investment managers. She joined Lee Asset Management in 1994 and previously spent nine years as a portfolio manager at Capital Consultants, Inc., an investment management firm in Portland, Oregon.

New Amsterdam Partners, L.P. New Amsterdam Partners, L.P. is a mid-cap value investment manager in [Address], New York, New York [ZIP]. New Amsterdam Partners is a quantitative investment firm, evaluating investment opportunities by comparing expected investment returns. The firm believes that the disciplined use of their valuation techniques, in conjunction with fundamental analysis of companies, is the key to understanding and maximizing investment returns.

     Michelle Clayman, General Partner of New Amsterdam, was a founding partner of the company, which was started in 1986. Prior to co-founding New Amsterdam, Ms. Clayman was a Vice President of Salomon Brothers in charge of STOCKFACTS, an on-line computer system that combines analytical tools for equity analysis and databases and was designed and developed by Ms. Clayman.

     Keith Graham is Vice President and Special Limited Partner of New Amsterdam. Before joining the company in 1987, Mr. Graham was an Assistant Treasurer at the Bankers Trust Company, first in the Trust Administration Group and later in the Investment Management Consulting Group.

Seneca, Inc. Seneca, Inc. [Address], Basking Ridge, New Jersey [ZIP], is a value-oriented, medium-to-large capitalization equity manager with a twelve-year performance record. The firm is majority-owned by six women employees and a female director. The company employs a traditional low price/earnings value approach enhanced by portfolio risk controls and selection of only those securities experiencing upward revisions in analysts' earnings estimates.

     Susan Saltus and Sandi Sweeney direct the investment effort, drawing on more than 28 years of investment experience. Ms. Saltus, CFA, is Chief Investment Officer and has 16 years' investment experience. Ms. Sweeney is a Portfolio Manager and has 12 years investment experience.

Sturdivant & Co., Inc. Sturdivant & Co., Inc., [Address], Clementon, New Jersey [ZIP], seeks to identify undervalued companies or companies undergoing significant changes that will enhance shareholder value. The company utilizes a conservative, disciplined and consistently-applied decision making process designed to achieve lower risk than the market.

     Ralph Sturdivant is Chairman and CEO who, prior to founding the firm, was a Vice President at Prudential-Bache Securities and an Account Executive with Merrill Lynch.

     Albert Sturdivant is President and CIO, and was a principal and manager of the capital markets division of Grigsby, Brandford &
Company prior to co-founding Sturdivant & Co.

The Equity Portfolio

     The Subadviser to the Equity Portfolio is Loomis, Sayles and Company ("Loomis Sayles") [Address], which replaced United States Trust Company as of February 1, 1994 upon shareholder approval. The individual portfolio manager responsible for the Equity Portfolio is Philip J. Schettewi, Managing Partner, Vice President, and Chief Portfolio Strategist of Loomis, Sayles. Mr. Schettewi is a Chartered Financial Analyst and has 12 years' experience in the investment business.

     For its services, CAM, as the Portfolios' investment adviser, is entitled to receive a fee based on a percentage of the average daily net assets of each of the Portfolios. CAM is currently entitled to receive a base fee of 0.70% of average daily net assets of the Equity Portfolio and 0.80% of the average daily net assets of the Capital Accumulation Portfolio.

    CAM will pay the Subadvisers of the Portfolios a base fee of 0.25% of average net assets. In addition, under the circumstances described below, for each Portfolio, the investment advisers to the Capital Accumulation Portfolios and the investment subadvisers to the Portfolios may earn (or have their fees reduced by) performance fee adjustments based on the extent to which performance of the Portfolios exceeds or trails the index against which they are measured. In the case of the Equity Portfolio, payment consistent with the performance fee adjustment began June 1, 1995. In the case of the Capital Accumulation Portfolio, the performance fee adjustment will begin on January 1, 1997. The specific adjustments are as follows:

The Equity Portfolio Subadviser's Performance Fee Adjustment


Performance
versus the              Performance
S&P 500 Stock               Fee
Composite Index         Adjustment

6% to less
  than 12%                  0.07%
12% to less
  than 18%                  0.14%
18% or more                 0.20%

The performance fee adjustment for the Equity Portfolio is collected from or disbursed by the Portfolio directly to the investment adviser, which acts as a conduit to the investment subadviser, but which does not participate in the performance fee adjustment.

The Capital Accumulation Portfolio: CAM's Performance Fee Adjustment

Performance
versus the              Performance
S&P 400 Mid-               Fee
Cap Index               Adjustment

10% to less
  than 25%                 0.01%
25% to less
  than 40%                 0.03%
40% or more                0.05%


CAM's performance fee adjustment will be paid directly from the Portfolio to CAM.

The Capital Accumulation Portfolio: Each Subadviser's Performance Fee Adjustment

Performance             Performance
versus the                 Fee
the Index               Adjustment

 10% to less
   than 25%                        0.02%
 25% to less
   than 40%                        0.05%
 40% or more                       0.10%

Payment of an upward performance fee adjustment to a Subadviser will be paid from the Capital Accumulation Portfolio to CAM and not out of CAM's own fee, and CAM will pass on the appropriate amount to the particular Subadviser; fees adjusted downward from the base fee as a result of under performance will be retained by the Portfolio. Payment of an upward performance adjustment will be conditioned on: (1) the performance of the Portfolio as a whole having exceeded the S&P 400 Mid-Cap Index; and (2) payment of the performance adjustment not causing the Portfolio's performance to fall below the S&P 400 Mid-Cap Index.

Calvert Administrative Services Company ("CASC"), an affiliate of CAM, has been retained by the Capital Accumulation Portfolio to provide certain administrative services necessary to the conduct of its affairs, including the preparation of regulatory filings and shareholder reports, the daily determination of net asset value per share and dividends, and the maintenance of portfolio and general accounting records. For providing such services, CASC is entitled to receive a fee from the Portfolio of 0.10% of net assets per year.


PORTFOLIO MANAGEMENT

     See "Investment Adviser, Investment Sub-Adviser and
Administrator" above.

DISTRIBUTION OF SHARES

     With regard to the Portfolios, the Company's shares are sold to National Home for allocation to the Separate Account to fund the benefits under certain variable annuity and variable life insurance policies (the "Variable Accounts"). Shares of the Portfolios may also be sold to other insurance companies for the same purpose. In this Prospectus/Proxy Statement, National Home and the other applicable companies may be referred to as the "Insurance Companies," and the variable annuity and variable life insurance policies may be referred to as the "Policies."

     Shares of the Portfolios may only be sold to the Insurance
Companies for their Separate Accounts, and not to individual investors. As such, the "shareholders" referred to in this prospectus are the Insurance Companies. Nevertheless, as a policyholder you have an opportunity to choose among the various Portfolios in order to fund the benefits under any Policies you purchase, subject to any limitations described in the Insurance Companies' prospectuses.

     Shares are purchased by the Variable Accounts at the net asset value of a Portfolio next determined after the Insurance Company receives the premium payment. The Company continuously offers its shares in the Portfolios at a price equal to the net asset value per share. Initial and subsequent payments allocated to a Portfolio are subject to the limits applicable in the Policies issued by the Insurance Companies.

     It is conceivable that in the future it may be disadvantageous for both annuity Variable Accounts and life insurance Variable Accounts, or for Variable Accounts of different Insurance Companies, to invest simultaneously in a Portfolio, although currently neither the Insurance Companies nor the Company's foresees any such disadvantages to either variable annuity or variable life insurance policyholders of any Insurance Company. The Company's Directors intend to monitor events in order to identify any material conflict between such policyholders and to determine what action, if any, should be taken in response to the problem.

PURCHASE AND REDEMPTION PROCEDURES

     Information concerning the purchase of shares is described above.

     The Insurance Companies redeem shares of the Portfolios to make benefit and surrender payments under the terms of their Policies. Redemptions are processed on any day on which the Company is open for business (each day the New York Stock Exchange is open), and are made at a Portfolio's net asset value next determined after the appropriate Insurance Company receives a surrender request in acceptable form.

     Payment for redeemed shares will be made promptly, and in no event later than seven days. However, the right of redemption may be suspended or the date of payment postponed in accordance with the Rules under the 1940 Act. The amount received on redemption of the shares of a Portfolio may be more or less than the amount paid for the shares, depending on the fluctuations in the market value of the assets owned by the Portfolio. The Company redeems all full and fractional shares of the Portfolios for cash.

     The net asset value of the shares of each Portfolio is determined once daily as of the close of business of the New York Stock Exchange, on days when the Exchange is open for business, or for any other day when there is a sufficient degree of trading in the investments of a Portfolio to affect materially its asset value per share (except on days when no orders to purchase or redeem shares of the Portfolio have been received). The net asset value is determined by adding the values of all securities and other assets of a Portfolio, subtracting liabilities and expenses, and dividing by the number of outstanding shares of the Portfolio.

     Except for money market instruments maturing in 60 days or less, securities held by the Portfolios are valued at their market value if market quotations are readily available. Otherwise, securities are valued at fair value as determined in good faith by the Board of Directors, although the actual calculations may be made by persons acting pursuant to the direction of the Board of Directors of the Company. All money market instruments with a remaining maturity of 60 days or less held by a Portfolio, are valued on an amortized cost basis.

DIVIDENDS AND DISTRIBUTIONS

         It is the Company's intention to distribute substantially all of the net investment income, if any, of the Portfolios. Net investment income consists of all payments of dividends or interest received by a Portfolio less estimated expenses, including the investment advisory fee. All net realized capital gains, if any, are declared and distributed periodically, at least annually. All dividends and distributions are reinvested in additional shares of the Portfolio at net asset value.

FINANCIAL HIGHLIGHTS

         The following tables provide information about the Fund's financial history. They express the information in terms of a single share outstanding throughout each period. The tables have been audited by those independent accountants whose reports are included in the Fund's Annual Report to Shareholders, for each of the respective periods presented. The tables should be read in conjunction with the financial statements and their related notes. The current Annual Report to Shareholders is incorporated by reference into the Statement of Additional Information.



CRI Capital Accumulation
 Portfolio                                    Six months
                                                ended
                                             June 30, 1995
                                             (Unaudited)        Year Ended
                                                                December 31,

                                                   1995            1994

                                                  $   16.97        $   18.95
Net asset value, beginning of period

Income from investment operations
     Net investment income                            (.05)              .10
     Net realized and unrealized gain
     (loss) on investments                             4.30            (1.98)
         Total from investment
          operations                                   4.25            (1.88)

Distributions to shareholders
     Dividends from net investment
       income                                                           (.10)
                                                         --
     Distribution from capital gains                     --                --
         Total distributions                             --             (.10)

Total increase (decrease) in net                      4.25            (1.98)
   asset value
Net asset value, end of period                   $   21.22        $    16.97

Total return<F1>                                     25.04%           (9.92)%

Ratio of expenses to average net assets              98%(a)              .79%

Ratio of net income to average net                (.53%)(a)              .68%
   assets

Increase reflected in net income ratio
   due to expense reimbursement                           --               --

Portfolio turnover                                      65%               79%

Net assets, end of period                        $$6,808,661      %$5,688,821

Number of shares outstanding at end
  of period (in thousands)                                321              335

<F1>Total return is for the Portfolio only and does not reflect sales charges and expenses deducted by the Insurance Companies.
(a) = Annualized



CRI Capital Accumulation
 Portfolio



                                                        Year Ended December 31,

                                                          1993            1992

                                                      $   17.87     $ 15.82
Net asset value, beginning of period

Income from investment operations
     Net investment income                                  .08         .09
     Net realized and unrealized gain
     (loss) on investments                                 1.27        2.09
         Total from investment
          operations                                       1.35        2.18

Distributions to shareholders
     Dividends from net investment
       income                                              (.08)       (.09)
     Distribution from capital gains                       (.19)       (.04)
         Total distributions                               (.27)       (.13)

Total increase (decrease) in net                           1.08        2.05
   asset value
Net asset value, end of period                       $    18.95       17.87

Total return<F2>                                           7.56%      13.73%

Ratio of expenses to average net assets                     .80%        .39%

Ratio of net income to average net                          .66%       1.19%
   assets

Increase reflected in net income ratio
   due to expense reimbursement                               --         .87%

Portfolio turnover                                           26%          2%

Net assets, end of period                            $$4,986,223   $$870,066

Number of shares outstanding at end
  of period (in thousands)                                   263          49


<F2>Total return is for the Portfolio only and does not reflect sales charges and expenses deducted by the Insurance Companies.
(a) = Annualized


CRI Capital Accumulation
 Portfolio                                                From
                                                        inception
                                                        July 16,
                                                      1991 through
                                                      December 31,

                                                          1991

                                                         $ 15.00
Net asset value, beginning of period

Income from investment operations
     Net investment income                                   .26
     Net realized and unrealized gain
     (loss) on investments                                   .82
         Total from investment
          operations                                        1.08

Distributions to shareholders
     Dividends from net investment
       income                                               (.26)
     Distribution from capital gains                           --
         Total distributions                                (.26)

Total increase (decrease) in net                              .82
   asset value
Net asset value, end of period                              15.82

Total return<F3>                                            7.25%

Ratio of expenses to average net assets                        --

Ratio of net income to average net                          .84%(a)
   assets

Increase reflected in net income ratio
   due to expense reimbursement                            4.23%(a)

Portfolio turnover                                             5%

Net assets, end of period                                 $268,040

Number of shares outstanding at end                             17
  of period (in thousands)

<F3>Total return is for the Portfolio only and does not reflect sales charges and expenses deducted by the Insurance Companies.
(a) = Annualized





                      INFORMATION ABOUT THE PROPOSED MERGER


DESCRIPTION ABOUT THE PROPOSED MERGER

     The Plan provides that after the Effective Time on the Closing Date the Equity Portfolio will transfer all of its assets and liabilities to the Capital Accumulation Portfolio if all of the conditions of the Plan are fulfilled and are not waived and the Closing Date is not extended. In exchange for the Equity Portfolio assets and liabilities, the Equity Portfolio will issue to the Equity Portfolio a number of Capital Accumulation Portfolio shares having a value equal to the aggregate net assets of the Equity Portfolio acquired. The Closing Date is currently scheduled for _____________, 1995 and may be changed as determined by officers of the Company. As part of the Plan, the Company's shareholders are being asked to approve a proposed amendment to the Company's Articles of Incorporation to reclassify the issued and unissued shares of the class of the Company's common stock currently designated as the CRI Equity Portfolio into the class of common stock currently designated as the CRI Capital Accumulation Portfolio. Copies of the Plan and the proposed amendment to the Company's Articles of Incorporation are attached as Exhibits A and B, respectively, to this Prospectus/Proxy Statement.

     The number of shares of the Capital Accumulation Portfolio to be issued in the Proposed Merger will be determined on the basis of the relative net asset values of the Equity Portfolio and the Capital Accumulation Portfolio calculated as of the Valuation Date. The net asset value of each Portfolio will be determined by dividing the value of that Portfolio's portfolio securities, cash and other assets (including accrued but uncollected interest and dividends), less all liabilities (including accrued expenses but excluding capital and surplus) by the number of shares of that Portfolio outstanding.

     Capital Accumulation Portfolio shares will be distributed to Equity Portfolio shareholders in exchange for their Equity Portfolio shares, on a pro rata basis. The number of such full and fractional Capital Accumulation shares issued to each Equity Portfolio shareholder will be determined by multiplying the number of Equity Portfolio shares to be exchanged by a fraction, the numerator of which is the net asset value per share of the Equity Portfolio and the denominator of which is the net asset value per share of the Capital Accumulation Portfolio. Thus, the Equity Portfolio shares of each Equity Portfolio shareholder will be exchanged for the number of full and fractional shares of the Capital Accumulation Portfolio which, when multiplied by the net asset value per share of the Capital Accumulation Portfolio, will have a value equal to the aggregate net asset value of that shareholder's shares in the Equity Portfolio at the Effective Time on the Closing Date. The aggregate value of the Capital Accumulation Portfolio shares attributable to shareholders previously holding Equity Portfolio shares will be the same immediately after the Proposed Merger as the aggregate value of the Equity Portfolio shares attributable to such shareholders immediately before the Proposed Merger.

     The Proposed Merger as provided in the Plan is subject to approval of the shareholders of the Equity Portfolio. Approval requires the affirmative vote of at least a majority of the Equity Portfolio shares entitled to vote. The Plan is also conditioned on: (i) acceptance of the amendment to the Company's Articles of Incorporation by the Maryland Department of Assessments and Taxation and the amendment's having become effective; (ii) receipt of any necessary regulatory approvals from the SEC; (iii) receipt of an opinion of outside counsel that the Proposed Merger qualifies as a tax-free reorganization under the Code; and (iv) receipt of any necessary regulatory approvals by relevant state insurance authorities.

REASONS FOR THE PROPOSED MERGER

     The Directors of the Company have considered and approved the Proposed Merger, as recommended by CAM, including entry by the Company on behalf of each Portfolio into the Plan, as in the best interests of the shareholders.

     In making their recommendation to the Directors, the representatives of CAM reviewed with the Directors various factors about the Company and its Portfolios and the Proposed Merger. There are certain similarities between the Capital Accumulation Portfolio and the Equity Portfolio. Specifically, the Capital Accumulation Portfolio and the Equity Portfolio have certain similar investment objectives and policies, and relatively comparable risk profiles. See, "Comparison of Investment Objectives and Policies" below. In terms of total net assets the Equity Portfolio at August 31, 1995 had net assets of only approximately $2.8 million. The Capital Accumulation Portfolio's net assets at such date were approximately $7.6 million. The Equity Portfolio has not, since its inception in 1992 achieved asset levels on a continuing basis that would permit it to operate economically and generate a competitive return. Given the relative similarities between the Portfolios and the fact that the Portfolios are offered through common distribution channels and are both managed by CAM, CAM believes that the Equity Portfolio will not be able to achieve significant increases in asset levels in the foreseeable future.

     The Directors of the Company met on August 2, 1995 and considered the recommendation of CAM, and, in addition, considered among other things in general, (i) the terms and conditions of the Proposed Merger; (ii) whether the Proposed Merger would result in the economic dilution of shareholder interests; (iii) the fact that due to the extremely small size of the Equity Portfolio, even though the Capital Accumulation Portfolio is subject to a higher rate of investment advisory fee, total expenses of the combined Capital Accumulation Portfolio as a percentage of assets are expected to be lower than the expenses of the Equity Portfolio alone; (iv) the comparative performance records of each of the Portfolios; compatibility of their investment objectives and policies; the investment experience, expertise and resources of CAM and the Subadvisers; and the personnel and financial resources of CAM and the Subadvisers; (v) the fact that the Capital Accumulation Portfolio will assume certain identified liabilities of the Equity Portfolio; and (vi) the expected federal income tax consequences of the Proposed Merger.

    The Directors also considered the benefits to be derived by shareholders of the Equity Portfolio from the transfer of its assets to the Capital Accumulation Portfolio. In this regard, the Directors considered the economies of scale that could be realized by the participation by shareholders of the Equity Portfolio in the combined portfolio.

     During their consideration of the Proposed Merger, the Directors met with members of the legal staff at CAM, as well as counsel to the Independent Directors, regarding the legal issues involved. The Directors also concluded at a meeting on August 2, 1995 that the Proposed Merger would be in the best interests of shareholders of the Capital Accumulation Portfolio and that the interests of the shareholders of the Capital Accumulation Portfolio will not be diluted as a result of the transactions contemplated by the Proposed Merger.

     THE DIRECTORS OF THE COMPANY RECOMMEND THAT THE SHAREHOLDERS OF THE EQUITY PORTFOLIO APPROVE THE PROPOSED MERGER.

PRO-FORMA CAPITALIZATION

     The following tables show the capitalization of the Capital Accumulation Portfolio and the Equity Portfolio as of August 31, 1995 individually and on a pro forma basis as of that date, giving effect to the proposed acquisition of assets and liabilities of the Equity Portfolio at the then net asset value:

                  CAPITALIZATION OF THE EQUITY PORTFOLIO
                  AND THE CAPITAL ACCUMULATION PORTFOLIO

                                         CAPITAL            PRO FORMA FOR
                           EQUITY      ACCUMULATION      CAPITAL ACCUMULATION
                          PORTFOLIO     PORTFOLIO             PORTFOLIO

Net Assets............      2,755,673        7,612,827     10,368,500
Shares Outstanding....       154,804          328,606         447,532
Net Asset Value per
Share.................         17.80            23.17           23.17

     The table above should be read in conjunction with the Funds' Annual Report for the fiscal year ended December 31, 1994 and the Funds' Semi-Annual Report, dated June 30, 1995, each of which is hereby incorporated herein by reference.

     On the Record Date, there were_______and_______shares of the Equity Portfolio and the Capital Accumulation Portfolio, respectively, outstanding.




COMPARISON OF INVESTMENT OBJECTIVES AND POLICIES OF INVESTMENT OBJECTIVES


     The following discussion is based upon and qualified in its entirety by the descriptions of the respective investment objectives, policies and restrictions set forth in the Company's CRI Prospectus and Statement of Additional Information for the CRI portfolios. The Company's CRI Prospectus also offers additional portfolios managed by CAM. These additional portfolios are not involved in the Proposed Merger, their investment objectives, policies and restrictions are not discussed in this Prospectus/Proxy Statement and their shares are not offered hereby.

         Although the Capital Accumulation Portfolio invests primarily in equity securities, it may invest in debt securities. These debt securities may consist of investment-grade and noninvestment-grade obligations.

     Both the Capital Accumulation and Equity Portfolios may, in pursuit of their investment objectives, purchase put and call options and engage in the writing of covered call options and secured put options on securities of issuers that meet their social criteria, and employ a variety of other investment techniques, including the purchase and sale of market index futures contracts, financial futures contracts and options on such futures. Both Portfolios may engage in futures contracts and related options only to protect against market declines. Neither Portfolio engages in such transactions for speculation or leverage. It is an operating policy of the Company that neither Portfolio may invest in options and futures contracts if as a result more than 5% of its assets would be so invested.

         Each Portfolio may engage in repurchase agreements and reverse repurchase agreements. No more than 10% of either Portfolio's assets may be invested in repurchase agreements not terminable within seven days.

         The Equity Portfolio may borrow no more than 10% of the value of its assets from banks (and pledge its assets to secure such borrowing) for temporary or emergency purposes, but not for leverage while the Capital Accumulation Portfolio may borrow up to one-third of the value of its assets. Each Portfolio may also make loans of the securities it holds.

         Each Portfolio may lend its securities to New York Stock Exchange member firms and to commercial banks with assets of $1 billion or more. The Equity Portfolio may only make loans if the value of the securities loaned does not exceed 10% of the Portfolio's assets and the Capital Accumulation Portfolio may lend no more than 5% of its securities.

     Each Portfolio may invest up to 25% of its assets in the securities of foreign issuers. The Portfolios may write exchange-traded call options on their securities. Call options may be written on portfolio securities, securities indices, or foreign currencies. With respect to securities and foreign currencies, each Portfolio may write call and put options on an exchange or over-the-counter. Neither Portfolio may write options on more than 50% of its total assets. Management presently intends to cease writing options if and as long as 25% of such total assets are subject to outstanding options contracts or if required under regulations of state securities administrators.

     Each Portfolio may write call and put options in order to obtain a return on its investments from the premiums received and will retain the premiums whether or not the options are exercised.

         The Portfolios may invest up to an aggregate of 5% of their total assets in exchange-traded or over-the-counter call and put options on securities and securities indices and foreign currencies. Purchases of such options may be made for the purpose of hedging against changes in the market value of the underlying securities or foreign currencies. The Portfolios may sell a call option or a put option which they have previously purchased prior to the purchase (in the case of a call) or the sale (in the case of a put) of the underlying security or foreign currency.

         Each Portfolio may invest up to 5% of its net assets in warrants and stock rights, but no more than 2% of its net assets in warrants and stock rights not listed on the New York Stock Exchange.

         A Portfolio may enter into financial futures contracts and related options as a hedge against anticipated changes in the market value of its portfolio securities or securities which it intends to purchase or in the exchange rate of foreign currencies.

         A Portfolio may purchase and sell financial futures contracts which are traded on a recognized exchange or board of trade and may purchase exchange or board-traded put and call options in financial futures contracts. Each Portfolio may engage in transactions in financial futures contracts and related options only for hedging purposes and not for speculation. In addition, a Portfolio will not purchase or sell any financial futures contract or related option if, immediately thereafter, the sum of the cash or U.S. Treasury bills committed with respect to a Portfolio's existing futures and related options positions and the premiums paid for related options would exceed 5% of the market value of its total assets.

     The value of a Portfolio's assets as measured in Untied States dollars may be affected favorably or unfavorably by changes in foreign currency exchange rates and exchange control regulations, and the Portfolios may incur costs in connection with conversions between various currencies. The Portfolios conduct their foreign currency exchange transactions either on a spot (i.e., cash) basis at the spot rate prevailing in the foreign currency exchange market, or through forward contracts to purchase or sell foreign currencies.

     The Portfolios may also hedge their foreign currency exchange rate risk by engaging in currency financial futures and options transactions.

         When CAM or a Subadviser believes that the currency of a particular foreign country may suffer a substantial decline against the United States dollar, it may enter into a forward contract to sell an amount of foreign currency approximating the value of some or all of a Portfolio's portfolio securities denominated in such foreign currency.

         The Equity Portfolio may invest up to less than 1% and the Capital Accumulation Portfolio up to 3% of its assets in investments in securities that offer a rate of return below the then prevailing market rate and that present attractive opportunities for furthering the Portfolios' social criteria.

     The Equity Portfolio may not purchase illiquid securities if more than 10%, and the Capital Accumulation Portfolio may not purchase illiquid securities if more than 15%, of the value of its net assets would be invested in such securities.

     The Capital Accumulation Portfolio and the Equity Portfolio are subject to different investment screens.

         1. The Capital Accumulation Portfolio avoids investing in companies that, in CAM's opinion, have significant or historical patterns of violating environmental regulations, or otherwise have an egregious environmental record. Additionally, the Portfolio avoids investing in nuclear power plant operators and owners, or manufacturers of key components in the nuclear power process.

         2. The Capital Accumulation Portfolio will not invest in companies that are significantly engaged in weapons production.

         3. The Capital Accumulation Portfolio will not invest in companies that, in CAM's opinion, have significant or historical patterns of discrimination against employees on the basis of race, gender, religion, age, disability or sexual orientation, or that have major labor-management disputes.

         4. The Capital Accumulation Portfolio will not invest in companies that are significantly involved in the manufacture of tobacco or alcohol products. The Capital Accumulation Portfolio will not invest in companies that make products or offer services that, under proper use, in the Advisor's opinion, are considered harmful.

         While the Capital Accumulation Portfolio may invest in companies that exhibit positive social characteristics, it makes no explicit claims to seek out companies with such practices.

     The characteristics of each investment policy and the associated risks are described in the Company's CRI Prospectus and Statement of Additional Information. Both Portfolios have other investment policies and restrictions which are also set forth in the Company's CRI Prospectus and Statement of Additional Information, which are hereby incorporated herein by reference and available upon request.

             COMPARATIVE INFORMATION ON SHAREHOLDERS' RIGHTS

FORM OF ORGANIZATION

     The Company was incorporated in Maryland on September 27, 1982, and is an open-end management investment company registered under the 1940 Act. The Company has seven CRI portfolios, including the Portfolios, designed to provide opportunities for investing in enterprises that make a significant contribution to society through their products and services and through the way they do business and five other types of Portfolios.

CAPITALIZATION

     The total number of shares of stock of all classes which the Company is currently authorized to issue is 100 million shares. The par value of each share is $1.00. The Capital Accumulation Portfolio currently has 4,000,000 authorized shares and the Equity Portfolio currently has 3,000,000 authorized shares. Fractional shares may be issued. Each Portfolio's shares have equal voting rights and represent equal proportionate interests in the assets belonging to the Portfolio. Shareholders of each Portfolio are entitled to receive dividends and other amounts as determined by the Directors of the Company. Shareholders of each Portfolio vote separately, as to matters, that affect only their particular Portfolio such as approval or amendments of investment advisory agreements or proposed reclassifications, that affect only their particular portfolio.

SHAREHOLDER MEETINGS AND VOTING RIGHTS

     The Company is not required to hold annual meetings of shareholders. The Company does not permit cumulative voting. A majority of shares entitled to vote on a matter constitutes a quorum for consideration of such matter. In either case, a majority of the shares voting is sufficient to act on a matter (unless otherwise specifically required by the applicable governing documents or other law, including the 1940 Act).

LIQUIDATION OR DISSOLUTION

     In the event of the liquidation of a portfolio the shareholders are entitled to receive, when, and as declared by the Directors, the excess of the assets belonging to such portfolio over the liabilities belonging to the portfolio. The assets so distributable to shareholders of a Portfolio will be distributed among the shareholders in proportion to the number of shares of the Portfolio held by them and recorded on the books of the Company.

RIGHTS OF INSPECTION

     Shareholders of the respective Funds have the same right to inspect in Maryland the governing documents, records of meetings of shareholders, shareholder lists, share transfer records, accounts and books of the Company as are permitted shareholders of a corporation under the Maryland corporation law. The purpose of inspection must be for interests of shareholders relative to the affairs of the Portfolios.

     The foregoing is only a summary of certain characteristics of the operations of the Company's Articles of Incorporation, its By-Laws and Maryland law and is not a complete description of those documents or the law. Shareholders should refer to the provisions of such respective Articles of Incorporation, By-Laws, and Maryland law directly for more complete information.


                              ADDITIONAL INFORMATION

     Information concerning the operation and management of the Company and the Portfolios is incorporated herein by reference from the Prospectus dated May 1, 1995, a copy of which is enclosed, and the Statement of Additional Information dated as of the same date. A copy of such Statement of Additional Information is available upon request and without charge by writing to the Company, at the address listed on the cover page of this Prospectus/Proxy Statement or by calling toll-free 1-800-368-2748.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended and the 1940 Act, and in accordance therewith files reports and other information including proxy material, and charter documents with the SEC. These items can be inspected and copies obtained at the Public Reference Facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549.

                        FINANCIAL STATEMENTS AND EXPERTS

         The Statement of Additional Information relating to this Prospectus/Proxy Statement includes the following financial statements: (i) financial statements for the fiscal year ended December 31, 1994, included in the Company's Annual Report for that period; (ii) unaudited financial statements for the six-months ended June 30, 1995, included in the Company's Semi-Annual Report for that period; and (iii) unaudited pro-forma financial statements combining the Equity Portfolios and the Capital Accumulation Portfolio's statement of net assets and statement of operations for each of those periods. The financial statements included in the Company's Annual and Semi-Annual Reports are incorporated by reference into the Statement of Additional Information. The financial statements for the year ended December 31, 1994 included in the Company's Annual Report have been audited by Coopers & Lybrand LLP, independent accountants, and have been included in the Statement of Additional Information in reliance upon the report of Coopers & Lybrand LLP given upon the authority of such firm as experts in accounting and auditing.

LEGAL MATTERSMATTERS

      Certain legal matters concerning the issuance of shares of the Company will be passed upon by William M. Tartikoff, Esq., General Counsel of The Calvert Group, Ltd. Sullivan & Worcester, Washington, D.C., has advised the Company on certain federal income tax matters.

                                 OTHER BUSINESS

     The Directors of the Company do not intend to present any other business at the Meeting. If, however, any other matters are properly brought before the Meeting, the persons named in the accompanying form of proxy will vote thereon in accordance with their judgment.

     THE BOARD OF DIRECTORS OF THE COMPANY, INCLUDING THE INDEPENDENT DIRECTORS, RECOMMENDS APPROVAL OF THE PROPOSED MERGER AND ANY UNMARKED PROXIES WITHOUT INSTRUCTIONS TO THE CONTRARY WILL BE VOTED IN FAVOR OF APPROVAL OF THE PROPOSED MERGER.

December __, 1995